UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 26, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED PROVIDES UPDATE
ON QUEBRADONA PROJECT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE

AngloGold Ashanti Provides Update on Quebradona Project

(JOHANNESBURG) – PRESS RELEASE – AngloGold Ashanti notes that Colombia’s environmental regulator, Autoridad Nacional de Licencias Ambientales, or ANLA, has published on its Web site a decision to ‘archive’ the environmental permit application for the Quebradona project.

AngloGold Ashanti has not yet received the formal notification of this decision by ANLA and will study the formal archive decision once received.

Generally, a decision to archive is made where the regulator determines that in some areas it requires additional information to either confirm or deny a permit application. The applicant can decide whether to appeal the decision or refile the application. Usually, it allows applicants to focus on the areas where, according to authorities, the additional information is required.

Quebradona remains one of the world’s most exciting new copper-gold projects and we are encouraged by the strength and continued growth in support for its development at the national level, where the President and cabinet ministers have expressed strong support for the project, at the local level where community support continues to grow and at the state level, where we have already received the necessary approvals, including the Programme of Works and Construction, following a thorough assessment by the regulator in the state of Antioquia.

ENDS

Johannesburg
26 October 2021
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain
+27 66 364 0038
jbain@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: October 26, 2021
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary